Exhibit 99.4

[FORM OF SERIES C WARRANT]

NEOVASC INC.

SERIES C WARRANT TO PURCHASE UNITS

Warrant No.:

Date of Issuance: November [         ], 2017 (“Issuance Date”)

Neovasc Inc., a corporation incorporated and domiciled under the federal laws of Canada (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [HOLDER], the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon exercise of this Warrant to Purchase Units (including any Warrants to Purchase Units issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York time, on the Expiration Date (as defined below),                   (subject to adjustment as provided herein) Units.  Each “Unit” shall consistent of (i) one fully paid and non-assessable Common Share (as defined below) (the “Series C Warrant Shares”), (ii) a Series A Warrant to Purchase Common Shares issuable by the Company (the “Series A Warrants”) and (iii) a Series B Warrant to Purchase Common Shares issuable by the Company (the “Series B Warrants”).  Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 17.  This Warrant is one of several warrants issued pursuant to (i) Section 2(a) of that certain Underwriting Agreement, dated as of November 9, 2017 (the “Subscription Date”), by and among the Company and the underwriters referred to therein, as amended from time to time (the “Underwriting Agreement”) and the Company’s Registration Statement on Form F-10 (File number 333-211325) (the “Registration Statement”) (such warrants, the “Underwritten Warrants”)  and (ii) Section 1(a) of that certain Securities Purchase Agreement, dated as of the Subscription Date, by and among the Company and the investors referred to therein, as amended from time to time (the “Securities Purchase Agreement”) (such warrants, together with the Underwritten Warrants, the “Transaction Warrants”).

1.             EXERCISE OF WARRANT.

(a)           Mechanics of Exercise.  Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date (an “Exercise Date”), in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant.  Within one (1) Trading Day following an exercise of this Warrant as aforesaid, the Holder shall deliver payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Units as to which this Warrant was so exercised (the “Aggregate Exercise Price”) in cash or via wire transfer of immediately available funds.  The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder.  Execution and delivery of an Exercise Notice with respect to less than all of the Units shall have the same effect as cancellation of the original of this Warrant and issuance of a new

Warrant evidencing the right to purchase the remaining number of Units.  Execution and delivery of an Exercise Notice for all of the then-remaining Units shall have the same effect as cancellation of the original Warrant after delivery of the Units in accordance with the terms hereof.  On or before the first (1st) Trading Day following the date on which the Company has received an Exercise Notice, the Company shall transmit by facsimile or electronic mail an acknowledgment of confirmation of receipt of such Exercise Notice, in the form attached hereto as Exhibit B, to the Holder and the Company’s transfer agent (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Exercise Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date on which the Company has received such Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Series C Warrant Shares initiated on the applicable Exercise Date), the Company shall (A) (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Exercise Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled pursuant to such exercise and (B) issue and deliver a Series A Warrant and Series B Warrant to purchase the number of Common Shares to which the Holder is entitled pursuant to such exercise.  Upon delivery of an Exercise Notice, the Holder shall be deemed for all corporate purposes (to the maximum extent permitted by applicable law) to have become the holder of record of the Series C Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Series C Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Series C Warrant Shares (as the case may be).  If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Units represented by this Warrant submitted for exercise is greater than the number of Units being acquired upon an exercise and upon surrender of this Warrant to the Company by the Holder, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than three (3) Business Days after any exercise and at its own expense, issue and deliver to the Holder (or its designee) a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Units purchasable immediately prior to such exercise under this Warrant, less the number of Units with respect to which this Warrant is exercised.  No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded to the nearest whole number.  The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent) that may be payable with respect to the issuance and delivery of the Units upon exercise of this Warrant.  Notwithstanding the foregoing, the Company’s failure to deliver Series C Warrant Shares to the Holder on or prior to the later of ((i) two (2) Trading Days after receipt of the applicable Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Series C Warrant Shares initiated on the applicable Exercise Date) and (ii) one (1) Trading Day after the Company’s receipt of the Aggregate Exercise Price (such later date, the “Share Delivery Date”)

shall not be deemed to be a breach of this Warrant.  From the Issuance Date through and including the Expiration Date, the Company shall maintain a transfer agent that participates in the DTC’s Fast Automated Securities Transfer Program.

(b)           Exercise Price.  For purposes of this Warrant, “Exercise Price” means $1.46, subject to adjustment as provided herein.

(c)           Company’s Failure to Timely Deliver Securities.  If the Company shall fail, for any reason or for no reason, on or prior to the Share Delivery Date, either (I) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, to issue and deliver to the Holder (or its designee) a certificate for the number of Series C Warrant Shares to which the Holder is entitled and register such Series C Warrant Shares on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of Series C Warrant Shares to which the Holder is entitled upon the Holder’s exercise of this Warrant (as the case may be) or (II) if the Registration Statement or other applicable effective registration statement under the 1933 Act covering the issuance of the Series C Warrant Shares that are the subject of the Exercise Notice is not available for the issuance and resale of such Series C Warrant Shares and the Company fails to promptly (x) so notify the Holder and (y) deliver the Series C Warrant Shares electronically without any restrictive legend by crediting such aggregate number of Series C Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Delivery Failure”), then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after the Share Delivery Date and during such Delivery Failure an amount equal to 1.5% of the Holder’s total proceeds from any sale (less brokerage commissions and other out-of-pocket expenses, if any, and including, without limitation, by any other Person in respect, or on behalf, of the Holder) of any Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled. In addition to the foregoing, if on or prior to the Share Delivery Date either (I) the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such Common Shares on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of Common Shares to which the Holder is entitled upon the Holder’s exercise hereunder or pursuant to the Company’s obligation pursuant to clause (ii) below or (II) a Notice Failure occurs, and if on or after such Share Delivery Date the Holder purchases (in an open market transaction or otherwise) Common Shares corresponding to all or any portion of the number of Common Shares issuable upon such exercise that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Delivery Failure or Notice Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Shares so purchased (including, without limitation, by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate (and to issue such Common Shares) or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise hereunder (as the case may be) (and to issue such Warrant Shares) shall terminate, or (ii) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such Warrant Shares or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the Holder’s total proceeds from the sale (less brokerage commissions and other out-of-pocket expenses, if any, and including, without limitation, by any other Person in respect, or on behalf, of the Holder) of any Common Shares issuable upon such exercise that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Delivery Failure or Notice Failure, as applicable (the “Buy-In Payment Amount”). Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Common Shares (or to electronically deliver such Common Shares) upon the exercise of this Warrant as required pursuant to the terms hereof.  While this Warrant is outstanding, the Company shall cause its transfer agent to participate in the DTC Fast Automated Securities Transfer Program.  In addition to the foregoing rights, (i) if the Company fails to deliver the applicable number of Series C Warrant Shares upon an exercise pursuant to Section 1 by the applicable Share Delivery Date, then the Holder shall have the right to rescind such exercise in whole or in part and retain and/or have the Company return, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the rescission of an exercise shall not affect the Company’s obligation to make any payments that have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise, and (ii) if a registration statement covering the issuance or resale of the Series C Warrant Shares that are subject to an Exercise Notice is not available for the issuance or resale, as applicable, of such Series C Warrant Shares and the Holder has submitted an Exercise Notice prior to receiving notice of the non-availability of such registration statement and the Company has not already delivered the Series C Warrant Shares underlying such Exercise Notice electronically without any restrictive legend by crediting such aggregate number of Series C Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit / Withdrawal At Custodian system, the Holder shall have the option, by delivery of notice to the Company, to rescind such Exercise Notice in whole or in part and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the rescission of an Exercise Notice shall not affect the Company’s obligation to make any payments that have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise.

(d)           Reserved.

(e)           Disputes.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the number of Units to be issued pursuant to the terms hereof, the Company shall promptly issue to the Holder the number of Units that are not disputed and resolve such dispute in accordance with Section 13.

(f)            Limitations on Exercises.

(i)            Beneficial Ownership.  The Company shall not effect the exercise of any portion of this Warrant, and the Holder shall not have the right to exercise any portion of this Warrant, pursuant to the terms and conditions of this Warrant and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the Common Shares outstanding immediately after giving effect to such exercise.  For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by the Holder and the other Attribution Parties shall include the number of Common Shares held by the Holder and all other Attribution Parties plus the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (A) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred shares or warrants, including other Transaction Warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 1(f)(i).  For purposes of this Section 1(f)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act (or, to the extent the Company ceases to be a “foreign private issuer,” as such term is defined in Rule 3b-4 under the 1934 Act, and the equivalent calculation under Section 16 of the 1934 Act would result in a higher amount, in accordance with Section 16 of the 1934 Act).  For purposes of determining the number of outstanding Common Shares the Holder may acquire upon the exercise of this Warrant without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding Common Shares as reflected in (x) the Company’s most recent public filing with the SEC or SEDAR, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Common Shares outstanding (the “Reported Outstanding Share Number”).  If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding Common Shares is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of Common Shares then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 1(f)(i), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Units to be acquired pursuant to such Exercise Notice (the number of Units by which such purchase is reduced, the “Reduction Units”) and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Units.  For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported.  In the event that the issuance of Common Shares to the Holder upon exercise of this Warrant results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Common Shares (as determined under Section 13(d) of the 1934 Act), the number of Units so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Units”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Units.  As soon as reasonably practicable after the issuance of the Excess Units has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Units.  Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99 % as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of Transaction Warrants that is not an Attribution Party of the Holder.  For purposes of clarity, the Common Shares issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act.  No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f)(i) to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 1(f)(i) or to make changes or supplements necessary or desirable to properly give effect to such limitation.  The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.

(ii)           Reserved.

(g)           Reservation of Shares.

(i)            Required Reserve Amount.  So long as this Warrant remains outstanding, the Company shall at all times keep reserved for issuance under this Warrant a number of Common Shares at least equal to the maximum number of Common Shares as shall be necessary to satisfy the Company’s obligation to issue Common Shares under the Transaction Warrants then outstanding (without regard to any limitations on exercise) (the “Required Reserve Amount”); provided that at no time shall the number of Common Shares reserved pursuant to this Section 1(g)(i) be reduced other than proportionally in connection with any exercise or redemption of Transaction Warrants or such other event covered by Section 2(a) below.  The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the Transaction Warrants based on number of Common Shares issuable upon exercise of Transaction Warrants held by each holder on the Closing Date (without regard to any limitations on exercise) or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Transaction Warrants, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any Common Shares reserved and allocated to any Person which ceases to hold any Transaction Warrants shall be allocated to the remaining holders of Transaction Warrants, pro rata based on the number of Common Shares issuable upon exercise of the Transaction Warrants then held by such holders (without regard to any limitations on exercise).

(ii)           Insufficient Authorized Shares.  If, notwithstanding Section 1(g)(i), and not in limitation thereof, at any time while any of the Transaction Warrants remain outstanding, the Company does not have a sufficient number of authorized and unreserved Common Shares to satisfy its obligation to reserve the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for all the Transaction Warrants then outstanding.  Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Common Shares.  In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders’ approval of such increase in authorized Common Shares and to cause its board of directors to recommend to the shareholders that they approve such proposal.  In the event that the Company is prohibited from issuing Common Shares upon an exercise of this Warrant due to the failure by the Company to have sufficient Common Shares available out of the authorized but unissued Common

Shares (such unavailable number of Common Shares, the “Authorization Failure Shares”), in lieu of delivering such Authorization Failure Shares to the Holder, the Company shall pay cash in exchange for the cancellation of such portion of this Warrant exercisable into such Authorization Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorization Failure Shares and (y) the greatest Closing Sale Price of the Common Shares on any Trading Day during the period commencing on the date the Holder delivers the applicable Exercise Notice with respect to such Authorization Failure Shares to the Company and ending on the date of such issuance and payment under this Section 1(g); and (ii) to the extent the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Authorization Failure Shares, any Buy-In Payment Amount, brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith.  Nothing contained in this Section 1(g) shall limit any obligations of the Company under any provision of the Underwriting Agreement or the Securities Purchase Agreement.

2.             ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF UNITS.  The Exercise Price and number of Units issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 2.

(a)           Shares Dividends and Splits.  Without limiting any provision of Section 4, if the Company, at any time on or after the Subscription Date, (i) pays a share dividend on one or more classes of its then outstanding Common Shares or otherwise makes a distribution on any class of shares that is payable in Common Shares, (ii) subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its then outstanding Common Shares into a larger number of shares or (iii) combines (by combination, reverse share split or otherwise) one or more classes of its then outstanding Common Shares into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares outstanding immediately before such event and of which the denominator shall be the number of Common Shares outstanding immediately after such event.  Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.  If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.

(b)           Reserved.

(c)           Number of Units.  Simultaneously with any adjustment to the Exercise Price pursuant to Section 2(a), the number of Units that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Units shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained herein).

(d)           Reserved.

(e)           Reserved.

(f)            Reserved.

(g)           Calculations.  All calculations under this Section 2 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable.  The number of Common Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issuance or sale of Common Shares.

(h)           Voluntary Adjustment By Company.  The Company may at any time during the term of this Warrant, with the prior written consent of the Required Holders (as defined in the Securities Purchase Agreement), reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

(i)            Deemed Adjustments to Series A Warrants and Series B Warrants.  In addition to the other adjustments set forth in this Section 2, any Series A Warrant or Series B Warrant issued pursuant to this Warrant shall be adjusted for any events identified in Section 2 of the Series A Warrant and Series B Warrant which have occurred between the Issuance Date and the Exercise Date so that any newly issued Series A Warrant and Series B Warrant shall be adjusted to reflect such event as if such Series A Warrant and Series B Warrant were issued on the date of such event.  For the avoidance of doubt, the adjustments in this Section 2(i) will apply as if the relevant adjustment provisions in Section 2 of the Series A Warrant and Series B Warrant were set forth in this Warrant even if no Series A Warrant or Series B Warrant was outstanding at the time of the adjustment event.

3.             RIGHTS UPON DISTRIBUTION OF ASSETS.  In addition to any adjustments pursuant to Section 2 above, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property, options, evidence of indebtedness or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, plan of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the participation in such Distribution (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Common Shares as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of the

Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).

4.             PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

(a)           Purchase Rights.  In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issuance or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such Common Shares as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance) to the same extent as if there had been no such limitation).

(b)           Fundamental Transactions.  The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents (as defined in the Securities Purchase Agreement) in accordance with the provisions of this Section 4(b) pursuant to written agreements in form and substance satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, which is exercisable for a corresponding number of shares of capital stock equivalent to the Common Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such adjustments to the number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction) and (ii) the Successor

Entity (including its Parent Entity) is a publicly traded corporation whose common stock (or its equivalent) is quoted on or listed for trading on an Eligible Market.  Upon the consummation of each Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of the applicable Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.  Upon consummation of each Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction, in lieu of the Common Shares (or other securities, cash, assets or other property (except such items still issuable under Sections 3 and 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of this Warrant prior to the applicable Fundamental Transaction, such shares of publicly traded common stock (or its equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant), as adjusted in accordance with the provisions of this Warrant.  Notwithstanding the foregoing, and without limiting Section 1(f) hereof, the Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 4(b) to permit the Fundamental Transaction without the assumption of this Warrant.  In addition to and not in substitution for any other rights hereunder, prior to the consummation of each Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction but prior to the Expiration Date, in lieu of the Common Shares (or other securities, cash, assets or other property (except such items still issuable under Sections 3 and 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant).  Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Holder.

(c)           Reserved.

(d)           Application.  The provisions of this Section 4 shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied as if this Warrant (and any such subsequent warrants) were fully exercisable and without regard to any limitations on the exercise of this Warrant (provided that the Holder shall continue to be entitled to the benefit of the Maximum Percentage, applied however with respect to shares registered under the 1934 Act and thereafter receivable upon exercise of this Warrant (or any such other warrant)).

5.             NONCIRCUMVENTION.  The Company hereby covenants and agrees that the Company will not, by amendment of its articles (as defined in the Underwriting Agreement), Bylaws (as defined in the Underwriting Agreement) or through any reorganization, transfer of assets, consolidation, merger, amalgamation, plan of arrangement, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder.  Without limiting the generality of the foregoing, the Company (a) shall not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Shares upon the exercise of this Warrant.  Notwithstanding anything herein to the contrary, if after the Issuance Date, the Holder is not permitted to exercise this Warrant in full for any reason (other than pursuant to restrictions set forth in Section 1(f) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such exercise into Common Shares.

6.             WARRANT HOLDER NOT DEEMED A SHAREHOLDER.  Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in its capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Units which it is then entitled to receive upon the due exercise of this Warrant.  In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.  Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

7.             REISSUANCE OF WARRANTS.

(a)           Transfer of Warrant.  If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Units being transferred by the Holder and, if less than the total number of Units then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Units not being transferred.

(b)           Lost, Stolen or Mutilated Warrant.  Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Units then underlying this Warrant.

(c)           Exchangeable for Multiple Warrants.  This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Units then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Units as is designated by the Holder at the time of such surrender; provided, however, no warrants for fractional Common Shares shall be given.

(d)           Issuance of New Warrants.  Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Units then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Units designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Units then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

8.             NOTICES.  Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 12 of the Underwriting Agreement; provided that if a Holder was party to the Securities Purchase Agreement, then such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement.  The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant (other than the issuance of Common Shares upon exercise in accordance with the terms hereof), including in reasonable detail a description of such action and the reason therefor.  Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon each adjustment of the Exercise Price and the number of Units, setting forth in reasonable detail, and certifying, the calculation of such adjustment(s), (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder, (iii) at least ten (10) Trading Days prior to the consummation of any Fundamental Transaction and (iv) within one (1) Business Day of the occurrence of an Event of Default (as defined in the Notes), setting forth in reasonable detail any material events with respect to such Event of Default and any efforts by the Company to cure such Event of Default.  To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of its Subsidiaries, the Company shall simultaneously file such notice with the SEC pursuant to a Report of Foreign Issuer on Form 6-K.  If the Company or any of its Subsidiaries provides material non-public information to the Holder that is not simultaneously filed in a Report of Foreign Issuer on Form 6-K and the Holder has not agreed to receive such material non-public information, the Company hereby covenants and agrees that the Holder shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents with respect to, or a duty to any of the foregoing not to trade on the basis of, such material non-public information. It is expressly understood and agreed that the time of execution specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.

9.             AMENDMENT AND WAIVER.  Except as otherwise provided herein, the provisions of this Warrant (other than Section 1(f)) may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder.  No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

10.          SEVERABILITY.  If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

11.          GOVERNING LAW.  This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address set forth in Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder.  THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

12.          CONSTRUCTION; HEADINGS.  This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof.  The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.  Terms used in this Warrant but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Closing Date (as defined in the Underwriting Agreement) in such other Transaction Documents unless otherwise consented to in writing by the Holder.

13.          DISPUTE RESOLUTION.

(a)           Submission to Dispute Resolution.

(i)            In the case of a dispute relating to the Exercise Price, the Closing Sale Price, the Bid Price or fair market value or the arithmetic calculation of the number of Units (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via facsimile (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder, at any time after the Holder learned of the circumstances giving rise to such dispute.  If the Holder and the Company are unable to promptly resolve such dispute relating to such Exercise Price, such Closing Sale Price, Bid Price or such fair market value or such arithmetic calculation of the number of Units (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Holder may, at its sole option, select an independent, reputable investment bank to resolve such dispute.

(ii)           The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 13 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii)          The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b)           Miscellaneous.  The Company expressly acknowledges and agrees that (i) this Section 13 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under the rules then in effect under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that the Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 13, (ii) a dispute relating to the Exercise Price includes, without limitation, disputes as to (A) [Reserved], (B) the consideration per share at which an issuance or deemed issuance of Common Shares occurred, (C) whether any issuance or sale or deemed issuance or sale of Common Shares was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes and Option or Convertible Security and (E) whether a Dilutive Issuance occurred, (iii) the terms of this Warrant and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute (including, without limitation, determining (A) [Reserved], (B) the consideration per share at which an issuance or deemed issuance of Common Shares occurred, (C) whether any issuance or sale or deemed issuance or sale of Common Shares was an issuance or sale or deemed issuance or sale of Excluded Securities, (D) whether an agreement, instrument, security or the like constitutes and Option or Convertible Security and (E) whether a Dilutive Issuance occurred) and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Warrant and any other applicable Transaction Documents, (iv) the Holder (and only the Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 13 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 13 and (v) nothing in this Section 13 shall limit the Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 13).

14.          REMEDIES, CHARACTERIZATION, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF.  The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Warrant.  The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein.  Amounts set forth or provided for herein with respect to payments, exercises and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof).  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate.  The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security.  The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Warrant (including, without limitation, compliance with Section 2 hereof).  The issuance of shares and certificates for shares as contemplated hereby upon the exercise of this Warrant shall be made without charge to the Holder or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the Holder or its agent on its behalf.

15.          PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS.  If (a) this Warrant is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the holder otherwise takes action to collect amounts due under this Warrant or to enforce the provisions of this Warrant or (b) there occurs any bankruptcy, reorganization, receivership of the corporation or other proceedings affecting company creditors’ rights and involving a claim under this Warrant, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements.

16.          TRANSFER.  This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company.

17.          CERTAIN DEFINITIONS.  For purposes of this Warrant, the following terms shall have the following meanings:

(a)           “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(b)           “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c)           “Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale of Common Shares (other than rights of the type described in Section 3 and 4 hereof) that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

(d)           “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(e)           “Approved Share Plan” means any employee benefit plan, contract or arrangement or employment or consulting agreement which has been approved by the board of directors of the Company prior to or subsequent to the date hereof pursuant to which Common Shares and standard options to purchase Common Shares may be issued to any employee, officer, director or consultant for services provided to the Company in their capacity as such.

(f)            “Attribution Parties” means, collectively, the following Persons and entities: (i) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (ii) any other Persons whose beneficial ownership of the Company’s Common Shares would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act.  For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(g)           “Bid Price” means, for any security as of the particular time of determination, the bid price for such security on the Principal Market as reported by Bloomberg as of such time of determination, or, if the Principal Market is not the principal securities exchange or trading market for such security, the bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg as of such time of determination, or if the foregoing does not apply, the bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg as of such time of determination, or, if no bid price is reported for such security by Bloomberg as of such time of determination, the average of the bid prices of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC) as of such time of determination.  If the Bid Price cannot be calculated for a security as of the particular time of determination on any of the foregoing bases, the Bid Price of such security as of such time of determination shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 13.  All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during such period.

(h)           “Bloomberg” means Bloomberg, L.P.

(i)            “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(j)            “Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing does not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. (formerly Pink Sheets LLC).  If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder.  If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 13.  All such determinations shall be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during such period.

(k)           “Common Shares” means (i) the Company’s common shares, no par value per share, and (ii) any shares into which such common shares shall have been changed or any share capital resulting from a reclassification of such common shares.

(l)            “Convertible Securities” means any shares in the capital or other security (other than Options) of the Company or any of its Subsidiaries that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares in the capital or other security of the Company (including, without limitation, Common Shares) or any of its Subsidiaries.

(m)          “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the OTCQB or the Principal Market.

(n)           “Event Market Price” means, with respect to any Share Combination Event Date, the quotient determined by dividing (x) the sum of the VWAP of the Common Shares for each of the five (5) lowest Trading Days during the twenty (20) consecutive Trading Day period ending and including the Trading Day immediately preceding the sixteenth (16th) Trading Day after such Share Combination Event Date, divided by (y) five (5).  All such determinations shall be appropriately adjusted for any share dividend, share split, share combination, recapitalization or other similar transaction during such period.

(o)           “Excluded Securities” means any of the following: (i) Common Shares or standard options to purchase Common Shares issued to directors, officers, employees or consultants of or service providers to the Company in their capacity as such pursuant to an Approved Share Plan, provided that (A) all such issuances (taking into account the Common Shares issuable upon exercise of such options) after the Subscription Date pursuant to this clause (i) do not, in the aggregate, exceed more than 10% of the Common Shares issued and outstanding at any time; (B) all options or equity awards granted under the Approved Share Plan after the Subscription Date will not vest within one (1) year of the Issuance Date; and (C) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder, the expiration date of any such options is not extended (except for (a) extensions of expiry dates falling within a Company blackout period and (b) decisions by the Company’s board of directors that permit participants in an Approved Share Plan to maintain their share options until their original expiry dates notwithstanding the departure of any such participants from the Company or its Subsidiaries that would otherwise cause an acceleration of such expiry date(s), in each case in accordance with the terms of the Approved Share Plan in question) and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects any of the Holders; (ii) Common Shares issued upon the conversion or exercise of Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) issued prior to the Subscription Date, provided that the conversion price or exercise price, as applicable, of any such Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) is not lowered, the term of any such Convertible Securities is not extended (other than any extension effected in accordance with the original terms of such Convertible Securities and without requiring any amendment thereto) and none of such Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) are amended or waived (whether by the Company or the holder thereof) to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) are otherwise materially changed in any manner that adversely affects any of the Holders; (iii) the Common Shares issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes; (iv) the Common Shares issuable upon exercise of the Warrants; provided that (except for such adjustments in accordance with the terms of this Warrant in effect as of the Subscription Date, including Section 2(h)) the exercise price of any such Warrants is not lowered, the term of any such Warrants is not extended and none of such Warrants are amended or waived (whether by the Company or the holder thereof) to increase the number of shares issuable thereunder and none of the terms or conditions of any such Warrants are otherwise materially changed in any manner that adversely affects any of the Holders; and (v) any Common Shares and/or Convertible Securities issued or issuable by the Company in connection with or as consideration for an acquisition by the Company (or by any of its Subsidiaries) of any corporation, business, asset, product or right(s) (including by way of in-licensing) or otherwise in connection with any material transaction determined by the Company, in its discretion, acting reasonably, to be of strategic importance to the Company and/or its Subsidiaries, including, without limitation, any merger, amalgamation, arrangement, business combination, joint venture transaction or strategic collaboration or partnership agreement; provided, that (1) the primary purpose of such issuance is not to raise capital, (2) the purchasers or acquirers of the securities in such issuance does not include any Affiliate of the Company or any of its Subsidiaries and solely consists of either (x) the actual participants in such strategic alliance or strategic partnership, (y) the actual owners of such assets or securities acquired in such acquisition or merger or (z) the shareholders, partners or members of the foregoing Persons, (3) the number or amount of securities issued to such Person by the Company shall not be disproportionate to such Person’s actual participation in such strategic alliance or strategic partnership or ownership of such assets or securities to be acquired by the Company, as applicable, (4) none of such Persons are an entity whose primary business is investing in securities, (5) such acquisition or other material transaction has been approved by a majority of the disinterested directors of the Company, and (6) the number of Common Shares issued pursuant to this clause (v) do not, in the aggregate, exceed more than 10% of the Common Shares issued and outstanding immediately prior to the Subscription Date.

(p)           “Expiration Date” means the date that is the second (2nd) anniversary of the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday.

(q)           “Fundamental Transaction” means that (i) the Company or any of its Subsidiaries shall, directly or indirectly, in one or more related transactions, (1) consolidate or merge with or into (whether or not the Company or any of its Subsidiaries is the surviving corporation) any other Person,, or (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other Person, or (3) allow any other Person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding Common Shares of the Company (not including any Common Shares of the Company held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer) or (4) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or plan of arrangement) with any other Person whereby such other Person acquires more than 50% of the outstanding Common Shares of the Company (not including any Common Shares of the Company held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination); or (5) reorganize, recapitalize or reclassify the Common Shares or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act without regard to the 60 day limitation in Rule 13d-3(d)(1)), directly or indirectly of, 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares of the Company, or (iii) any transaction or series of related transactions which, indirectly or directly, could result in the issuance of Common Shares or Convertible Securities or the entering into any other agreement structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transactions.

(r)            “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.

(s)            “Initial Warrant Amount” means the maximum number of Units (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) initially issuable upon a cash exercise of this Warrant on the Issuance Date (without regard to any restrictions or limitation on exercise contained herein, including pursuant to Section 1(f)).

(t)            “Notes” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all notes issued in exchange therefor or replacement thereof.

(u)           “Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

(v)           “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(w)          “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(x)           “Principal Market” means the Nasdaq Capital Market.

(y)           “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(z)           “SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval.

(aa)         “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(bb)         “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Shares, any day on which the Common Shares is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded, provided that “Trading Day” shall not include any day on which the Common Shares is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price or trading volume determinations relating to the Common Shares, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(cc)         “TSX” means The Toronto Stock Exchange.

(dd)         “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on NASDAQ, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on NASDAQ as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (prevailing Eastern time) to 4:02 p.m. (prevailing Eastern time); (b) if the Common Shares are not then listed or quoted on NASDAQ, the daily volume weighted average price of the Common Shares for the period of five Trading Days ending on such date (or the nearest preceding date) on the TSX as reported in the TSX’s Historical Data Access database (based on a Trading Day from 9:30 a.m. (prevailing Eastern time) to 4:02 p.m. (prevailing Eastern time), with the values used in the VWAP being calculated in Canadian dollars and then converted to United States dollars based on the Bank of Canada’s nominal noon exchange rate for Canadian to United States dollars on such date; (c) if the Common Shares are not then listed or quoted on either NASDAQ or TSX (each, a “Trading Market”), the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the OTC Bulletin Board; (d) if the Common Shares are not then listed or quoted on a Trading Market or the OTC Bulletin Board and if prices for the Common Shares are then reported in the “Pink Sheets” published by OTC Markets, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported; or (d) in all other cases, the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Company and reasonably acceptable to the Holders of a majority in interest of the Warrants then outstanding, the fees and expenses of which shall be paid by the Company.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.

NEOVASC INC.

By:
Name:
Title:

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON SHARES

NEOVASC INC.

The undersigned holder hereby elects to exercise the Warrant to Purchase Common Shares No.         (the “Warrant”) of Neovasc Inc., a corporation incorporated and domiciled under the federal laws of Canada (the “Company”) as specified below.  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1.             Payment of Exercise Price.  The Holder shall pay the Aggregate Exercise Price in the sum of $                    to the Company in accordance with the terms of the Warrant.

2.             Delivery of Series C Warrant Shares.  The Company shall deliver to Holder, or its designee or agent as specified below,            Common Shares in accordance with the terms of the Warrant.  Delivery shall be made to Holder, or for its benefit, as follows:

☐            Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

☐            Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:

DTC Number:

Account Number:

3.             Delivery of Series A Warrants and Series B Warrants.  The Company shall deliver to Holder, or its designee or agent as specified below, Series A Warrants and Series B Warrants, in each case to purchase               Common Shares in accordance with the terms of the Warrant to the following name and to the following address:

Issue to:

Date: ,

Name of Registered Holder

By:
Name:
Title:

Tax ID:

Facsimile:

E-mail Address:

EXHIBIT B

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs                to issue the above indicated number of Common Shares in accordance with the Transfer Agent Instructions dated          , 20   from the Company and acknowledged and agreed to by                 and to issue the above indicated number of Series A Warrants and Series B Warrants in accordance with the Exercise Notice.

NEOVASC INC.

By:
Name:
Title: